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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

As previously disclosed, on March 8, 2024, Codere Online Luxembourg, S.A. (the “Company”) engaged Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm.

On December 20, 2024, Marcum notified the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) of its decision to resign as the Company’s independent registered public accounting firm. Marcum’s decision was a result of their inability to complete certain audit procedures (i.e. gather sufficient audit evidence) to establish completeness of information due to certain IT general control deficiencies with respect to the Company’s third-party supplied platforms and insufficient internal controls in place at the Company to overcome said deficiencies.

During the two most recent fiscal years ended December 31, 2023 and through the subsequent interim period up to and including the date of Marcum’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, promulgated under the Exchange Act) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum, would have caused them to make reference to the subject matter of the disagreement in connection with a report on the Company’s financial statements for those periods. During the two most recent fiscal years ended December 31, 2023 and through the subsequent interim period up to and including the date of Marcum’s resignation, there were reportable events as defined in Item 16F(a)(1)(v): the Company reported material weaknesses in internal control over financial reporting in 2022 and 2021 which primarily related to the lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, the lack of implementation of internal controls over internal and outsourced business processes and supporting systems and the lack of controls over cybersecurity processes outsourced to Codere Group.

The Company (including the Audit Committee) is currently in advanced discussions with several candidates to act as the Company’s new independent registered public accounting firm for the fiscal years ending December 31, 2023 and 2024. The Company continues to dedicate extensive efforts in order to complete and file its Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) and regain compliance with applicable Nasdaq requirements.

Forward-Looking Statements

Certain statements in this Form 6-K may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including the Company’s expectations about engaging a new auditor, the timing of completion and filing of the Form 20-F, and timing and actions taken to regain compliance with applicable Nasdaq requirements.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s or its management team’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: December 27, 2024	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer